

DIVISION OF
CORPORATION FINANCE

May 12, 2008

Mr. Dian Min Ma, CEO
China Ruitai International Holdings Co., LTD.
Wenyang Town
Feicheng City
Shandong, CHINA 271603

RE: **China Ruitai International Holdings Co., LTD**
      File No. 0-4494
      December 31, 2007 Form 10-KSB

Dear Mr. Dian Min Ma:

We have reviewed the financial statements and financial disclosures in the above referenced filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis

1.   Please disclose whether the revenue increase was materially impacted by changes in sales prices and/or foreign exchange rates. The disclosure should also quantify the change in the volume of products sold between periods. Further, please disclose whether there has been any material change in raw materials prices such as cotton and propane – and whether management expects that future operating results could be adversely impacted by changes in such commodity prices. Please see Item 303(a)(3)(iii) of Regulation S-K.

2.   Please disclose the primary reasons for all material year-to-year changes in financial statement line items. For example, the existing disclosure does not explain why interest expense increased 72% between 2006 and 2007. The explanation should specifically describe the extent to which the change was impacted by changes in interest rates, foreign exchange rates, and the weighted average amount of debt outstanding. Explain also why the interest expense amounts reported on the Statements of Operations are materially different from the amounts disclosed in Note 12. Please see Section 501.04 of the Financial Reporting Codification.

3.   Please provide a critical accounting policy disclosure that clearly identifies the material factors considered by management in concluding that a $1,344,303 allowance for doubtful accounts was required at 12/31/07. Such disclosure is prescribed by Section 501.14 of the Financial Reporting Codification. The balance is 30% of the $4,397,598 gross receivables balance, and it is not clear why it is so large, relative to the net charge-offs of $(6,020), $3,338, and $8,342 in 2007, 2006 and 2005, respectively. Please note that the allowance may not exceed the amount of probable loss on the receivables existing at the Balance Sheet date. See SFAS 5. See also the guidance in paragraphs 25-26 of SFAS 154 if applicable.

4.   Given the materiality of the asset, please provide a critical accounting policy disclosure that clearly identifies the material factors considered by management in concluding that the $14,829,593 due from a related party is collectible. Specifically, please describe the business of the borrower and the available financial resources that the borrower can use to repay the loan. See Section 501.14 of the Financial Reporting Codification.

Item 7. Financial Statements

5.   Regarding the Statements of Cash Flows, it is not clear why "Proceeds from bank checks and commercial paper" is reported as a $9,055,200 positive financing cash flow in 2006. The amount exactly equals the change in the "Bank checks payable" Balance Sheet account between 12/31/05 and 12/31/06. However, based on the accounting policy disclosure in Note 3, these financial instruments are essentially short-term notes payable issued to suppliers. We understand that the company has an agreement with its suppliers and banks under which these financial instruments are not payable for up to 180 days after issuance. We also understand that when the instruments are redeemed by the suppliers, the bank merely takes the necessary cash out of the company's existing restricted and unrestricted bank accounts. The company does not receive cash when the instruments are issued, nor do the banks lend cash to the company since there are no overdrafts and no corresponding interest charges. Therefore it does not appear that the issuance of these instruments constitute financing cash flows as contemplated by paragraph 19 of SFAS 95. Instead, activity in this Balance Sheet account constitutes the completion/deferral of cash payments to suppliers which must be classified as an operating activity pursuant to paragraphs 23.a and 28 of SFAS 95. There is a concern that the existing classification has a 79% impact on reported operating cash flow and a 1,906% impact on reported financing cash flow. In addition, the instruments are treated as outstanding checks on the Statements of Cash Flows but they are not similarly treated in the corresponding Balance Sheets – we note that they are not deducted from the corresponding cash accounts (Notes 10 and 11). See the guidance in paragraphs 25-26 of SFAS 154 if applicable.

6.   Similarly, it is unclear why "Payback of bank checks commercial paper" is classified as a $1,398,132 negative financing activity in 2007. The corresponding Balance

Sheet account increased by only $9,372 between 12/31/06 and 12/31/07. Further, as previously noted, it does not appear that these transactions constitute financing cash flows as contemplated by paragraph 19 of SFAS 95. Instead, these transactions are generated through agreements with the company's suppliers to defer payment for goods and services for periods up to 180 days. Cash payments to suppliers under short-term notes payable arrangements should be classified as operating activities consistent with the guidance in paragraph 23.a of SFAS 95. There is a concern that the existing presentation has a 20% impact on reported operating cash flow and a 236% impact on reported financing cash flow. See the guidance in paragraphs 25-26 of SFAS 154 if applicable.

7.   Please revise Note 1 to explain why the company is characterized "F/K/A Shandong Ruitai Chemical Co., LTD" instead of F/K/A TaiAn Ruitai Cellulose Co., Ltd. It does not appear that China Ruitai or Pacific Capital Group ever acquired Shandong Ruitai.

8.   Please expand the "Restricted cash, and bank checks payable" disclosure in Note 3 to explain how it was possible for the company to take out bank checks of $45,940,123 in 2007 given that such amount appears to substantially exceed 2007 operating expenses and year-end inventory.

9.   Please expand the "foreign currencies translation" disclosure in Note 3 to describe the impact, if any, of currency translation on the account changes reported in the Statement of Cash Flows. For example, a reader may not understand why the Statement of Cash Flows reports a $513,661 change in accounts receivable whereas the gross change reported in Note 4 is only $305,317. Similarly, it is not clear why the cash received on 2007 "Bank loans" is reported as $1,903,560 whereas the change reported in Note 12 is $3,059,709.

10.   Please expand the "revenue recognition" disclosure in Note 3 to either delete the reference to service revenues or to describe the services provided and the materiality thereof. Also, please disclose the standard payment terms granted to customers and whether sales returns have been material in any of the periods presented. Further, please disclose the circumstances under which a deferred revenue liability account is recorded.

11.   Please expand the "due from affiliated suppliers" disclosure in Note 3 to explain why the $5,466,499 and $2,762,540 amounts differ from the corresponding amounts in Note 5. Also, please disclose whether the company has a legally enforceable right to repayment. If there are no legally enforceable repayment terms, then the amounts may not be classified as assets and therefore must be expensed.

12.   Please expand the "segment reporting" disclosure in Note 3 to include the information required by paragraphs 36-39 of SFAS 131.

13.   Please expand the "Income Taxes" disclosure in Note 3 to explain why no deferred tax assets or liabilities have been recorded.

14.   Please revise Note 13 to explain why the reported "Advances to employees" amounts are materially different from the corresponding Balance Sheet account balances.

15.   Please revise Note 13 to explain why the reported $14,738,564 and $12,244,755 "Due from a related party" amounts are different from the corresponding Balance Sheet account balances. Disclose also why the $111,429,218 amount is not in the financial statements. Also, please reclassify 30% of the loan balance as a current asset pursuant to paragraph 4 in Chapter 3A of ARB 43 since that amount will be collected in 2008. Further, please disclose why the borrower in the loan agreement filed as Exhibit 10.7 is listed as Dalian Vitup Management Holdings Co., Ltd.

16.   Please expand Note 17 to disclose the amount of environmental compliance costs incurred in each period presented. If such costs have been immaterial to the company's operating results, then please disclose that fact.

17.   Please expand Note 17 to disclose whether there is a related party relationship concerning any of the loans guaranteed by the company. See paragraph 2 of SFAS 57.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dian Min Ma
May 12, 2008
Page 5 of 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355 if you have questions.

                                        Sincerely,

                                        Terence O'Brien
                                         Accounting Branch Chief